Exhibit 99.20

EXECUTION COPY

SHINING PROSPECT PTE. LTD

ALUMINUM CORPORATION OF CHINA

ALCOA INC.

________________________________________

DEED OF REDEMPTION

_____________________________________________

THIS DEED is made on February 12, 2009 BETWEEN:

(1)	SHINING PROSPECT PTE. LTD, a Singapore private limited company with company registration number 200801638R ("Shining Prospect");

(2)	ALUMINUM CORPORATION OF CHINA, a State-owned enterprise established under the laws of the People’s Republic of China ("Chinalco"); and

(3)	ALCOA INC., a corporation established under the laws of the State of Pennsylvania ("Alcoa"),

each a "Party" and together the "Parties". WHEREAS:

(A)	Chinalco and Alcoa entered into a memorandum of understanding dated 30 January 2008 (the "Memorandum of Understanding") regarding Alcoa's potential participation in an investment to be made by Chinalco in Rio Tinto plc.

(B)	Chinalco established Shining Prospect to effect the investment, and Alcoa subscribed for a convertible loan note constituted by an agreement entered into between Alcoa and Shining Prospect dated 31 January 2008, as amended from time to time (the "Loan Note") in connection with the investment.

(C)	Shining Prospect's obligations under the Loan Note are secured by way of a lien pursuant to the Loan Note and a fixed charge pursuant to a charge over shares entered into between Shining Prospect and Alcoa dated 6 February 2008, as amended from time to time (the "Charge Over Shares").

(D)	The Parties now wish to: (i) determine their relationship in respect of the Alcoa Documents (described below); (ii) release the security created by the Charge Over Shares; and (iii) to otherwise terminate their respective rights, obligations and liabilities owing to each other pursuant to the Alcoa Documents.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this Deed:

"Affiliates" means, in relation to any person, a subsidiary, holding company, subsidiary undertaking or parent undertaking of that person, and includes any person referred to as an "affiliate" in the Loan Note;

"Alcoa Documents" means the Memorandum of Understanding, the Loan Note and the Charge Over Shares and any other documents and/or agreements entered into between the Parties and/or their Affiliates pursuant or in relation thereto (other than this Deed);

"Announcement" means the announcement in the form agreed between the Parties and attached hereto as Exhibit A;

"Assignment of Account" means the assignment of account dated as of November 3, 2008 by and among, inter alios, Shining Prospect;

"Assigned Account" means an account held by Shining Prospect with HSBC Bank plc with sort code 40-05-15 and account number 67850432;

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, London, Hong Kong, Singapore and the People's Republic of China are authorized or obligated to close;

"Cash Collateral Account" has the meaning given to it in the Loan Note;

"Charge Over Shares" has the meaning given to it in Recital (C);

"Charged Assets" has the meaning given to it in the Charge Over Shares;

"Claims" means any and all Liabilities arising from or in connection with the Alcoa Documents and all facts and matters relating thereto (other than, for the avoidance of doubt, any Liabilities arising from or in connection with this Deed);

"Collateral" has the meaning given to it in the Loan Note;

"Effective Date" means the date that Alcoa shall have received (a) the First Payment Amount and (b) an opinion of Commerce and Finance Law Offices or any other PRC law firm reasonably satisfactory to Alcoa, containing customary opinions including as to power, due authorization and enforceability of this Deed with respect to Chinalco;

"Final Payment Amount" means US$519,731,107, which is equal to the present value of US$600 million payable on February 1, 2011 calculated as of July 31, 2009 applying a discount rate of 10% per annum;

"First Payment Amount" means US$165,764,709, which is equal to the present value of US$200 million payable on February 1, 2011 calculated as of February 12, 2009 applying a discount rate of 10% per annum;

"First Dividend Amount" means an amount of £4,382,760 distributed to Shining Prospect in April 2008 with respect to the number of ordinary shares of Rio Tinto plc subject to the Charge Over Shares and deposited in an account number 05606266 held by Shining Prospect;

"Liability" means any demand, liability, obligation, complaint, claim, counterclaim, right of set-off, indemnity, right of contribution, cause of action (including, without limitation, in negligence), administrative or regulatory claim, petition, right or interest of any kind or nature whatsoever, whether in law or equity, direct or indirect, joint or several, foreseen or unforeseen, contingent or actual, liquidated or unliquidated, present or future, known or unknown, suspected or unsuspected, however and whenever arising and in whatever capacity and jurisdiction;

"Lien" has the meaning given to it in the Loan Note;

"Loan Note" has the meaning given to it in Recital (B);

"Memorandum of Understanding" has the meaning given to it in Recital (A);

"Pledged Securities" has the meaning given to it in the Loan Note;

"Proceedings" means any legal, arbitral, administrative, regulatory or other action or proceedings;

"Proposed Transaction" means the possible further transaction between Chinalco, Rio Tinto plc and Rio Tinto Limited (collectively “Rio Tinto”) and certain of their respective Affiliates whereby Chinalco would (i) subscribe for, and Rio Tinto would issue, convertible bonds which would be convertible into Rio Tinto shares to give Chinalco, on conversion of those bonds, a holding of up to approximately 18% of the publicly-held share capital of Rio Tinto on a combined-company basis (the “Equity Investment”) and (ii) make investments in certain assets held by Rio Tinto pursuant to transaction documents entered into by Chinalco and Rio Tinto and certain of their respective Affiliates on or about the date hereof;

"Released Party" means the Parties and their Affiliates;

"Second Dividend Amount" means an amount of £3,683,633 distributed to Shining Prospect in October 2008 with respect to the number of ordinary shares of Rio Tinto plc subject to the Charge Over Shares;

"Second Payment Amount" means US$335,623,289, which is equal to the present value of US$400 million payable on February 1, 2011 calculated as of March 31, 2009 applying a discount rate of 10% per annum;

"Securities Custodian" means HSBC Bank plc;

"Security Over Assigned Account" means the security interest over the Assigned Account pursuant to the Assignment of Account; and

"Transaction Announcement" means an announcement relating to the Proposed Transaction issued to the public through a Regulatory Information Service in the United Kingdom.

1.2	In this Deed, a reference to:

	1.2.1	a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Companies Act 1985 and a "subsidiary undertaking" or "parent undertaking" is to be construed in accordance with section 1159 (and Schedule 7) of the Companies Act 2006;

	1.2.2	a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time whether before or after the date of this Deed and any subordinate legislation made or other thing done under the statutory provision whether before or after the date of this Deed;

	1.2.3	a document is a reference to that document as modified or replaced from time to time;

	1.2.4	a person includes a reference to a government, state, state agency, corporation, body corporate, association or partnership;

	1.2.5	a person includes a reference to that person's legal personal representatives, successors and permitted assigns;

	1.2.6	the singular includes the plural and vice versa (unless the context otherwise requires);

	1.2.7	a time of day is a reference to the time in London, unless a contrary indication appears; and

	1.2.8	a clause or schedule, unless the context otherwise requires, is a reference to a clause of or schedule to this Deed.

1.3	The headings in this Deed do not affect its interpretation.

2.	PROPOSED TRANSACTION

2.1	The parties agree that the Announcement shall be released simultaneously with or immediately after the release of the Transaction Announcement.

2.2	Notwithstanding anything to the contrary in this Deed, Alcoa hereby (i) waives its right to participate in the funding of the Equity Investment pursuant to Section 4.10 of the Loan Note; (ii) confirms and agrees that Sections 4.04 and 4.08 of the Loan Note will not apply in respect of any securities acquired pursuant to the Equity Investment and confirms that no shares or other securities acquired as part of or in connection with the Equity Investment (or any related conversion of bonds) shall be covered by the Lien, the fixed charge and all other security interests constituted by the Loan Note and the Charge Over Shares; and (iii) waives any actual or potential breach or Event of Default (as defined in the Loan Note) arising under the Loan Note or any other Alcoa Document which may otherwise directly or indirectly result from the Proposed Transaction, any transaction documents in connection therewith, and the transactions, steps, actions and circumstances that are necessary to complete the same.

3.	REDEMPTION

3.1	In consideration for Alcoa agreeing to the waivers, releases and discharges in this Deed, Chinalco agrees to pay or procure the payment of, and Alcoa agrees to accept the payment of, the First Payment Amount, the Second Payment Amount, the Final Payment Amount and the amounts, if any, in clauses 4.3 and 4.4, in each case in accordance with clause 4 in full satisfaction of all the obligations and liabilities that Shining Prospect, Chinalco and/or any of their respective Affiliates, if applicable, has under any of the Alcoa Documents. If at any time any payment made to Alcoa is rescinded, avoided or reduced or must be otherwise restored or returned upon the insolvency or receivership of Shining Prospect or otherwise, such payment obligation shall be reinstated as though such payment had been due but not made at such time and Chinalco shall promptly pay such amount to Alcoa.

3.2	Upon the occurrence of the Effective Date, each Party releases and discharges the Released Parties from all Claims with immediate effect.

3.3	Upon the occurrence of the Effective Date, (i) each Party agrees that with immediate effect it will not bring any Proceedings against any Released Party in relation to a Claim or otherwise assert a Claim against any Released Party and (ii) each Party will take all steps necessary to ensure that none of its Affiliates brings any Proceedings in relation to a Claim or asserts a Claim against any Released Party.

3.4	If, contrary to clause 3.3 above, an Affiliate of any Party (the "First Party") brings proceedings in relation to a Claim or otherwise asserts a Claim against another Party (the "Second Party") or an Affiliate of the Second Party, the First Party shall pay on demand to the Second Party (or, at the Second Party's direction, the relevant Affiliate) a sum equal to the costs (including, without limitation, legal costs), losses, liabilities, expenses and payments incurred or made by the Second Party or the relevant Affiliate in connection with or arising from the defence of, or otherwise responding to, that Claim, including, without limitation, any sum due on a judgement or award given against that Second Party or the Affiliate and any payment made in settlement of that Claim.

3.5	Except for the grant of a security interest by Shining Prospect over its assets in favour of its funders, each Party warrants that as of the date of this Deed and the Effective Date it has not assigned or caused or suffered to be assigned or otherwise transferred or disposed of any Claim that would otherwise be settled, released or waived hereunder.

4.	PAYMENT

4.1	Chinalco shall pay or procure the payment of: (i) the First Payment Amount to Alcoa promptly following the release of the Announcement and in any event no later than one (1) Business Day thereafter; (ii) the Second Payment Amount to Alcoa by March 31, 2009; provided that if the payment pursuant to this clause (ii) shall be made prior to March 31, 2009, then the amount of such payment shall be reduced to an amount equal to the present value of such Second Payment Amount discounted to the date of such payment at a discount rate of 10% per annum; and (iii) the Final Payment Amount to Alcoa by July 31, 2009; provided that if the payment pursuant to this clause (iii) shall be made prior to July 31, 2009, then the amount of such payment shall be reduced to an amount equal to the present value of such Final Payment Amount discounted to the date of such payment at a discount rate of 10% per annum.

4.2	The payment of each of the First Payment Amount, the Second Payment Amount and the Final Payment Amount due under this Deed shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind.

4.3	The amount, if any, up to £4,382,760, plus interest thereon (if any), which is paid at any time to and received by Shining Prospect in connection with the First Dividend Amount shall be paid by Shining Prospect to Alcoa promptly after such receipt. Shining Prospect shall use its reasonable endeavours to obtain the return of the First Dividend Amount and promptly notify Alcoa if it receives any such amount.

4.4	The amount, if any, up to £3,683,633, plus interest thereon (if any), which remains in the Assigned Account upon final release and discharge of the Security Over Assigned Account pursuant to the terms and conditions of the Assignment of Account and certain other related agreements shall be paid by Shining Prospect to Alcoa promptly after such final release and discharge. Shining Prospect shall promptly notify Alcoa of the final release and discharge of the Security Over Assigned Account and any balance that remains in the Assigned Account upon such final release and discharge.

4.5	Without prejudice to any and all of Alcoa’s rights and remedies as may exist to the fullest extent of the law resulting from such breach of this Deed, any amounts unpaid when due shall bear interest at the rate of 10% per annum, payable on demand.

4.6	The payments to be made to Alcoa pursuant to this clause 4 (other than those pursuant to clauses 4.3 and 4.4) shall be made in US dollars and by wire transfer of immediately available funds to:

Beneficiary: Alcoa Global Treasury Services Account #: 30599763 Bank: Citibank, NY ABA: 021000089 SWIFT: CITIUS33

4.7	The payments to be made to Alcoa pursuant to clauses 4.3 and 4.4 shall be made in pounds sterling and by wire transfer of immediately available funds to such sterling accounts as notified by Alcoa to Chinalco in writing.

5.	RELEASE OF SECURITY

5.1	Upon the occurrence of the Effective Date, Alcoa, without recourse, representation or warranty of title:

	5.1.1	hereby releases all of Shining Prospect's assets and undertaking from the Lien, the fixed charge and all other security interests constituted by the Loan Note and the Charge Over Shares; and

	5.1.2	hereby reassigns all of Shining Prospect's assets and undertaking assigned to Alcoa by or pursuant to the Loan Note and the Charge Over Shares.

5.2	Upon the occurrence of the Effective Date, with immediate effect, the Pledged Securities, the Cash Collateral Account, the Collateral and the Charged Assets shall be held free and discharged from the security created by, and all claims arising under, the Loan Note and the Charge Over Shares.

5.3	Upon the occurrence of the Effective Date, the Parties agree that the powers of attorney granted by Shining Prospect pursuant to clause 11 of the Charge Over Shares are hereby revoked.

5.4	Alcoa agrees that it will promptly on request do all things and execute all documents as may be necessary or reasonably required by Shining Prospect to give effect to the release and reassignment, and revocation, under this clause 5. It will deliver to the Securities Custodian promptly after the date hereof an original signed copy of an instruction of revocation to the Securities Custodian in the form set out in Part I of Exhibit B and use all reasonable endeavours to procure the delivery to Shining Prospect of a signed copy of an acknowledgement from the Securities Custodian in the form set out in Part II of

Exhibit B. Furthermore, Alcoa appoints Shining Prospect as its attorney for the sole purpose of giving notice on behalf of Alcoa of reassignment to any person on notice of the assignment of any of the Charged Assets to Alcoa by or pursuant to the Loan Note and the Charge Over Shares.

6.	TERMINATION OF THE ALCOA DOCUMENTS

6.1	Upon the occurrence of the Effective Date, the Parties agree that with immediate effect the Alcoa Documents shall each be terminated and be of no further force and effect.

6.2	Upon the occurrence of the Effective Date, without prejudice to the general settlement of all Claims set out in clause 2 above, the Parties agree that with immediate effect each Party's rights and obligations under each of the Alcoa Documents are waived and released and shall therefore cease immediately upon termination under clause 6.1, including any rights and obligations that may have accrued prior to such termination, and each Party expressly waives any Claim it may have in respect thereof.

7.	CONFIDENTIALITY

7.1	The terms of this Deed and the existence and content of the discussions between the Parties on the matters set out herein shall be held in complete confidence by each of the Parties and shall not be disclosed to any other person except:

	7.1.1	to the auditors, the financial and legal advisers and insurers (if any) of that Party upon the basis that they agree to keep such information confidential; or

	7.1.2	where that Party (the "Disclosing Party") is under a legal or regulatory obligation or directed by a court or tribunal or governmental agency to make such disclosure, in which case the Disclosing Party will take all such steps as may be necessary to limit disclosure to the extent of the obligation. The Disclosing Party will, to the extent permissible, give the other Parties reasonable prior notice of the intended disclosure and use reasonable endeavours to discuss and agree the contents of the proposed text of any such disclosure with those Parties; or

	7.1.3	with the prior written consent of each of the other Parties;

	7.1.4	as necessary to enforce the terms of this Deed; or

	7.1.5	pursuant to the Announcement.

8.	ENTIRE AGREEMENT

8.1	This Deed constitutes the entire agreement between the Parties relating to its subject matter and supersedes and extinguishes any prior undertakings, representations, warranties, conditions and arrangements of any nature, whether in writing or oral, relating to that subject matter.

8.2	Each Party declares, acknowledges and represents that it has not relied upon or been induced to enter into this Deed by any representation, warranty or undertaking (whether contractual or otherwise) given by any of the other Parties or any adviser to any of the other Parties, other than those set out in this Deed. Notwithstanding the foregoing, each of the Parties hereby waives all rights and remedies that might otherwise be available to it in respect of any such other oral or written representation and/or warranty, and/or pre-contractual promise and/or pre-contractual assurance, whether under the Misrepresentation Act 1967 or otherwise. This is not intended to exclude liability for fraud.

9.	THIRD PARTY RIGHTS

9.1	The Parties' Affiliates may enforce the terms of clause 3 subject to and in accordance with this Deed and the provisions of the Contracts (Rights of Third Parties) Act 1999. The Parties may by written agreement rescind or vary this Deed without the consent of such Affiliates.

9.2	Subject to clause 9.1, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Deed.

10.	GENERAL

10.1	The Parties represent and warrant to each other that they have the capacity, power and authority to enter into and perform this Deed, that each of those persons who execute this Deed on their behalf are duly authorised to do so, and that this Deed gives rise to legal, valid, binding and enforceable obligations to each Party. The execution by the Parties of this Deed and the exercise of their respective rights and performance of their respective obligations hereunder constitute private and commercial acts for private and commercial purposes and no Parties will be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings arising under or in connection with this Deed.

10.2	If any provision of this Deed is or becomes illegal or unenforceable, whether or in whole or in part, the validity and enforceability of the remainder shall not be affected.

10.3	Each Party shall bear its own costs in relation to the negotiation and execution of this Deed.

10.4	Each Party warrants to the other that, as at the date of this Deed and the Effective Date, no Proceedings arising out of or connected with any Claims have been commenced, are pending or, to the best of its knowledge, are contemplated against any of the Released Parties.

10.5	No Party may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Deed, whether in whole or in part, without the prior written consent of each other Party.

10.6	No failure to exercise, nor any delay in exercising, any right or remedy under this Deed shall operate as a waiver.

10.7	No variation, waiver or other amendment of this Deed shall be effective or enforceable unless made in writing and signed by or on behalf of each of the Parties.

11.	GOVERNING LAW AND JURISDICTION

11.1	This Deed shall be governed by and construed in accordance with English law.

11.2	The Parties submit to the exclusive jurisdiction of the courts of England and Wales for the purposes of any action to enforce the terms of this Deed.

11.3	The Parties agree that the courts of England and Wales are the most appropriate and convenient courts to settle any dispute and, accordingly, that they will not argue to the contrary.

11.4	Service of process

	11.4.1	Without prejudice to any other mode of service allowed under any relevant law, Alcoa, Chinalco and Shining Prospect each:

		(a)	irrevocably appoints Macfarlanes LLP (in the case of Alcoa) and Clifford Chance Services Limited (in the case of Chinalco and Shining Prospect) as their respective agent for service of process in relation to any proceedings before the English courts in connection with this Deed; and

		(b)	agrees that failure by a process agent to notify either of them of the process will not invalidate the proceedings concerned.

11.5	Waiver of immunity

	11.5.1	Each of Alcoa, Shining Prospect and Chinalco irrevocably and unconditionally:

		(a)	agrees not to claim any immunity from any Proceedings brought against any of them under or in connection with this Deed and to ensure no such claim is made on their behalf;

		(b)	consents generally to the giving of any relief or the issue of any process in connection with any such Proceedings; and

		(c)	waives all rights of immunity in respect of their assets.

12.	NOTICES

12.1	Any notice, communication or demand under or in connection with this Deed shall be deemed given if in writing (i) when delivered in person or (ii) when receipt is confirmed if sent by email or facsimile transmission. In each case, the notice, communication or demand should be to the address given in this Deed (or to such other address as the recipient may have notified to the other party in writing) or by email or facsimile transmission to such facsimile number or email address as the recipient may have notified to the other party in writing.

13.	COUNTERPARTS

This Deed may be executed in any number of counterparts, each of which will be an original and all of which together shall evidence the same agreement.

EXECUTED as a deed by the parties hereto the day and year first hereinbefore written.

Signed Sealed and Delivered by ) SHINING PROSPECT PTE. LTD. ) By its attorneys ) Wang Wenfu and Zhao Zhengang ) As a Deed

/s/ Wang Wenfu Wang Wenfu

/s/ Zhao Zhengang Zhao Zhengang

EXECUTED and delivered as a deed by ALUMINUM CORPORATION OF CHINA, incorporated in the People's Republic of China.

/s/ Xiao Yaqing
Name:	Xiao Yaqing
Title:	President

(being a person who, in accordance with the laws of the People's Republic of China, is acting under the authority of Aluminum Corporation of China).

EXECUTED and delivered as a deed by

ALCOA INC.

By: /s/ Klaus Kleinfeld
       Name: Klaus Kleinfeld
       Title: President and Chief Executive Officer

By: /s/ Peter Hong
       Name: Peter Hong
       Title: Vice President and Treasurer

EXHIBIT A ANNOUNCEMENT

[  ] February 2009

Alcoa Inc. and Aluminum Corporation of China ("Chinalco") to Explore Strategic Ventures

BEIJING & NEW YORK--(BUSINESS WIRE)--Chinalco and Alcoa jointly announced today that the two companies intend to explore opportunities to expand their commercial relationship by identifying strategic ventures that will benefit from the companies’ complementary strengths in bauxite, alumina, aluminum and fabricated products.

"Alcoa is a respected leader in our industry and a valuable friend. We intend to grow our friendship and find ways to complement each other’s business on a global basis," said Mr. Xiao Yaqing, President of Chinalco. "Alcoa is the founder of the modern aluminum industry, and Chinalco is one of the fastest-growing companies in the industry. As partners we will have many opportunities to prosper and revitalize the market."

Klaus Kleinfeld, CEO and President of Alcoa, highlighted some of those opportunities for a strategic relationship: "As governments stimulate their economies during the downturn, particularly infrastructure stimulus programs in China and the United States, the demand for high quality, high performing aluminum technologies will grow dramatically. And when the global economy recovers, the pent-up consumer and industrial demand will create a broad array of opportunities in both developed and developing regions for Chinalco and Alcoa."

Stressing the advantages of aluminum to address the current megatrends of population growth, urbanization and climate change, Kleinfeld said: "Because aluminum is a very strong, but lightweight, material that is fully recyclable it is increasingly vital in the construction industry's shift towards "green buildings" in the modern urban environment and it satisfies the quest by the transportation industry for lightweight, fuel efficient vehicles. We estimate global aluminum demand will increase 6% CAGR over the next decade, with the highest growth in Asia."

Mr. Xiao highlighted his confidence that an expanded commercial relationship between Alcoa and Chinalco will have significant benefits for the two companies. "The cooperation between Chinalco and Alcoa began in 2001 when Chinalco completed the initial public offering of one of its subsidiaries, Chalco, in Hong Kong and New York. We strengthened our relationship in 2008 with the formation of Shining Prospect Pte. Ltd. We have appreciated Alcoa’s valuable support and cooperation to date, and we continue to do so. We look forward to exploring opportunities for future cooperation in respect of business ventures where both Alcoa and Chinalco can combine their respective strengths and expertise. Looking to the future we see many such opportunities to build on, and deepen, that strong base of collaboration and cooperation."

In connection with these matters, Alcoa and Chinalco have also entered into an agreement by which Chinalco will redeem the convertible note issued by Shining Prospect Pte. Ltd., a wholly-owned subsidiary of Chinalco, to Alcoa last year for the funding of Shining Prospect’s purchase of ordinary shares in the London-listed Rio Tinto plc. The original principal amount of the note would have been payable on February 1, 2011. Under the terms of the agreement entered into today, the note will be redeemed by Chinalco for a total of US$1.021 billion payable to Alcoa in three installments (over a period ending on July 31, 2009), and Alcoa’s lien on and indirect interest in Rio Tinto shares held by Shining Prospect will end. The total redemption amount represents the discounted net present value of the principal amount of the note (and the total redemption amount will be further discounted if any installment payment is made earlier than contemplated by the agreement). The agreement also provides that Alcoa's pro rata portion of the dividends paid by Rio Tinto to date since the issuance of the note as and when recovered by Shining Prospect will be paid to Alcoa.

About Alcoa

Alcoa is the world leader in the production and management of primary aluminum, fabricated aluminum and alumina combined, through its active and growing participation in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa's businesses to customers.

In addition to aluminum products and components including flat-rolled products, hard alloy extrusions, and forgings, Alcoa also markets Alcoa® wheels, fastening systems, precision and investment castings, and building systems. The Company has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland and has been a member of the Dow Jones Sustainability Index for seven consecutive years. More information can be found at www.alcoa.com

About Chinalco

Aluminum Corporation of China (CHINALCO), a State-owned enterprise, is one of China’s largest diversified metals and mining companies. It conducts the exploration, mining and processing of mineral resources and provides engineering and technical services to the mining industry. Headquartered in Beijing, China, Chinalco and its subsidiaries have operations across 22 provinces in China and 15 overseas offices across 10 countries. Between 2001 and 2007, Chinalco’s assets increased by a factor of approximately 4.7, representing a compound annual growth rate of approximately 29%. By the end of 2007, Chinalco was the world's second largest alumina producer and the third largest primary aluminum producer. In 2008, Chinalco became a Fortune Global 500 company.

EXHIBIT B Part I Form of Instruction of Revocation to Securities Custodian

To:	HSBC Bank plc
Institutional Fund Services
8 Canada Square
London E14 5HQ

[  ] 2009

Dear Sirs

We refer to the letter of instruction from Shining Prospect Pte. Ltd. dated 18 September, 2008 a copy of which is attached hereto for ease of reference (the “Letter of Instruction”).

We confirm that we have released in full the equitable charge referred to therein over all shares lodged with and held by you in the following account:

Account Name:	Shining Prospect Pte. Ltd. Account 1
Account No	675653

together with all allotments offered or arising in respect thereof and all stocks, shares, loan capital, securities, bonds, investments, rights, income, money or property accruing, deriving, offered or paid from time to time in respect thereof, including any monies standing to the credit of the following cash account:

Account Name:	Shining Prospect Pte. Ltd. Account 1
Account No:	68734046

(together the “Property”).

We hereby revoke the terms of the Letter of Instruction and confirm that we have no further interest in the Property and that you may hold or transfer the Property (or any part thereof) without reference to us. Please acknowledge and confirm to Shining Prospect Pte. Ltd. in the attached form that you have received this letter and that you will act in accordance with its terms.

This letter shall be governed by English law.

Yours faithfully

____________________ Authorized signatory Alcoa Inc. 390 Park Avenue New York Print name of signatory: _____________________ Dated: _______________ cc. Shining Prospect Pte. Ltd.

Part II Form of Acknowledgment from Securities Custodian

From:	HSBC Bank plc
Institutional Fund Services
8 Canada Square
London E14 5HQ

To:	Shining Prospect Pte. Ltd.
6 Temasek Boulevard
29th Floor
Suntec Tower Four
Singapore
Attn. Swee Gim Cheah and Justine Guerrero

[  ] 2009

Dear Sirs

We refer to the letter of revocation from Alcoa Inc. a copy of which is attached hereto for ease of reference. We hereby acknowledge receipt of the attached letter and confirm that we will act in accordance with its terms.

This letter shall be governed by English law.

Yours faithfully

____________________
For and behalf of
HSBC BANK PLC
Authorised Signatory